SO 3/5/03

03012012

SECURITIES [AND EXCHANGE COMMIS]SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

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SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADAMS, HARKNESS & HILL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET
(No. and Street)

BOSTON, MASSACHUSETTS 02129
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZAK, DIRECTOR (617) 371-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name – *if individual, state last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN ZAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADAMS, HARKNESS & HILL, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 2-21-03

JOSEPH L. CIARDI
Notary Public
My Commission Expires Oct. 8, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

adams, harkness & hill

the emerging growth investment bank

Consolidated Financial Statements

Years ended December 31, 2002 and 2001

adams, harkness & hill

the emerging growth investment bank

Consolidated Financial Statements

For the years ended December 31, 2002 and 2001

CONTENTS

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders and Board of Directors
Adams, Harkness & Hill, Inc. and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of Adams, Harkness & Hill, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Adams, Harkness & Hill, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the results of their consolidated operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 30, 2003

adams, harkness & hill

the emerging growth investment bank

Consolidated Statements of Financial Condition

December 31,	2002	2001
ASSETS		
Cash	$ 1,231,637	$ 1,653,901
Receivables:		
Customers	15,495,926	9,530,934
Brokers and clearing organizations	7,149,504	15,164,679
Other, net of allowance of $181,613 and $275,000 in 2002 and 2001, respectively	2,241,380	4,245,505
Securities owned, at market	9,772,570	9,464,153
Clearing deposits	3,380,085	4,358,441
Notes receivable	3,285,358	3,559,146
Other assets	535,663	774,634
Income tax receivable	993,098	1,959,222
Deferred tax asset	1,650,663	318,861
Investment in partnerships – related party	3,054,692	2,665,197
Property and equipment, at cost, less accumulated depreciation of $5,615,337 and $4,393,087 in 2002 and 2001, respectively	2,990,490	4,040,656
Total assets	$ 51,781,066	$ 57,735,329
LIABILITIES		
Payables:		
Customers	$ 5,975,087	$ 12,845,293
Brokers and clearing organizations	8,238,464	1,679,576
Accrued salaries and payroll taxes	8,913,908	10,228,696
Securities sold, not yet purchased, at market	3,341,392	4,816,797
Other accrued expenses	2,382,222	2,797,814
Capital lease obligations	68,166	251,734
Total liabilities	28,919,239	32,619,910
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; 700,000 shares authorized; 453,220 issued and 423,470 outstanding in 2002; 453,220 issued and 434,497 outstanding in 2001	453,220	453,220
Additional paid-in capital	4,646,216	4,683,228
Retained earnings	19,516,166	21,100,074
Less treasury stock, at cost; 29,750 shares in 2002; 18,723 shares in 2001	(1,753,775)	(1,121,103)
Total shareholders' equity	22,861,827	25,115,419
Total liabilities and shareholders' equity	$ 51,781,066	$ 57,735,329

The accompanying notes are an integral part of these financial statements.

adams, harkness & hill

the emerging growth investment bank

Consolidated Statements of Operations

Years ended December 31,	2002	2001
REVENUES		
Commissions and fees	**$ 63,840,919**	$ 68,153,215
Principal transactions	**(3,024,310)**	(2,716,029)
Interest income	**761,823**	1,309,606
Other income	**196,327**	14,978
Total revenues	**61,774,759**	66,761,770
EXPENSES		
Employee compensation and benefits	**32,786,155**	39,597,847
Office expense and equipment rental	**10,763,619**	9,199,285
Promotional	**6,740,082**	7,538,222
Data processing	**3,493,450**	4,913,571
Other professional fees	**2,738,111**	2,828,502
Commissions and clearance	**2,461,182**	2,368,360
Communications	**1,133,047**	1,275,254
Regulatory fees	**462,437**	474,767
Other expenses	**3,363,548**	3,365,060
Total expenses	**63,941,631**	71,560,868
Loss before federal and state income taxes	**(2,166,872)**	(4,799,098)
Federal and state income tax benefit	**(766,152)**	(1,951,153)
Net loss	**$(1,400,720)**	$ (2,847,945)

The accompanying notes are an integral part of these financial statements.

adams, harkness & hill
the emerging growth investment bank

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, beginning of year	**$ 453,220**	**$ 4,683,228**	**$ 21,100,074**	**$ (1,121,103)**
Net loss			**(1,400,720)**	
Comprehensive loss			**(183,188)**	
Sale of 4,000 shares from treasury		**(37,012)**		**229,004**
Purchase of 15,027 shares to treasury				**(861,676)**
Balance, end of year	**$ 453,220**	**$ 4,646,216**	**$ 19,516,166**	**$ (1,753,775)**

Years ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, beginning of year	$ 427,819	$ 3,082,036	$ 23,950,154	$ (1,492,570)
Net loss			(2,847,945)	
Comprehensive loss			(2,135)	
Sale of 15,401 shares of common stock	15,401	937,782		
Issuance of 10,000 shares of common stock to treasury stock	10,000	579,520		(589,520)
Sale of 35,699 shares from treasury		83,890		2,004,393
Purchase of 17,273 shares to treasury				(1,043,406)
Balance, end of year	$ 453,220	$ 4,683,228	$ 21,100,074	$ (1,121,103)

The accompanying notes are an integral part of these financial statements.

adams, harkness & hill

the emerging growth investment bank

Consolidated Statements of Cash Flows

Years ended December 31,	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	**$ (1,400,720)**	$ (2,847,945)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	**1,360,756**	1,655,263
Loss on disposal of fixed assets	**597,235**	-
Unrealized loss on trading of securities	**267,341**	176,416
Loss on foreign currency translation	**(183,188)**	(2,135)
(Increase) decrease in asset accounts affecting cash from operations:		
Securities owned, at cost	**(569,399)**	22,654,664
Receivables	**4,328,096**	10,858,967
Clearing deposits	**978,356**	(654,166)
Other assets	**238,971**	(293,435)
Income tax receivable	**966,124**	(1,959,222)
Deferred tax asset	**(1,331,802)**	78,088
Decrease in liability accounts affecting cash from operations:		
Securities sold, at cost	**(1,481,764)**	(769,294)
Payables and accrued expenses	**(2,041,698)**	(34,009,021)
Income tax payable	**-**	(655,863)
Net cash provided by (used in) operating activities	**1,728,308**	(5,767,683)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	**(907,824)**	(2,316,170)
Proceeds from the sale of fixed assets	**-**	757,195
Investment in partnerships	**(389,496)**	(1,037,912)
Net cash used in investing activities	**(1,297,320)**	(2,596,887)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	**(861,676)**	(1,043,406)
Repayment of capital lease obligations	**(183,568)**	(193,145)
Proceeds from the sale of common stock	**-**	953,183
Proceeds from the sale of treasury stock	**191,992**	2,088,283
Net cash (used in) provided by financing activities	**(853,252)**	1,804,915
Decrease in cash	**(422,264)**	(6,559,655)
Cash, beginning of year	**1,653,901**	8,213,556
Cash, end of year	**$ 1,231,637**	$ 1,653,901

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Continued)

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Years ended December 31,	2002	2001
Interest	$ 19,572	$ 27,172
Income taxes	$ 553,500	$ 1,193,120
Debt issued to employees for the purchase of stock	$ 53,998	$ 1,678,136

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002 and 2001

1. NATURE OF BUSINESS

Adams, Harkness & Hill, Inc. (the Company) was incorporated on December 2, 1952 under the laws of the Commonwealth of Massachusetts. The Company is a registered investment advisor and a securities broker and dealer, which comprises several classes of services, such as principal transactions, agency transactions, research and investment banking, which includes underwritings and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its two subsidiaries: Adams, Harkness & Hill, Ltd., a wholly-owned foreign subsidiary with offices in the United Kingdom and France, as well as Winslow Management Company, LLC, a majority-owned partnership, which both commenced operations in 2001. Its foreign subsidiary had ceased operations as of December 31, 2002. All material intercompany account balances and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) of the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Customers' securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Stock Borrowed Activities

During the normal course of business the Company borrows securities, which are recorded at the amount of cash collateral advanced.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2002 and 2001

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Investment Banking Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash Reserves

The Securities and Exchange Commission (SEC) requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for instances when the customers' credit balances exceed their debit balances. As of December 31, 2002 and 2001, the required SEC deposit was $0. The Company elected to maintain a balance of $10,178 for 2002 and $10,011 for 2001.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is generally computed using straight-line and other methods which approximate GAAP, for financial reporting purposes, based on the estimated useful life of the related assets. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130 *Reporting Comprehensive Income*, which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other non-owner changes in equity. The Company had foreign currency translation adjustments totaling $183,188 and $2,135, for the years ended December 31, 2002 and 2001, respectively.

Fair Values of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values. Financial instruments consist principally of cash and cash equivalents, accounts receivable, securities owned, partnerships and accounts payable.

Reclassifications Certain amounts in the 2001 financial statements have been reclassified for comparative purposes to conform to the current year financial statements.

3. NEW YORK STOCK EXCHANGE MEMBERSHIP

The Company maintains a lease agreement with a member of the New York Stock Exchange (NYSE). Under Rule 301 of the NYSE, this lease agreement permits the Company to be deemed a member of the NYSE.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. A significant portion of this balance consists of stock borrowed for the purpose of having possession of those securities needed to complete trades on settlement date. The remaining balance consists primarily of failure to deliver and receive items representing the contract value of securities not delivered or received on settlement date.

5. **RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

The balances shown as receivable from and payable to customers include transactions related to customer securities transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels on a daily basis and requires customers to deposit additional collateral, or reduce margined positions, when necessary.

6. **NOTES RECEIVABLE**

Notes receivable consists of nonrecourse loans to employees primarily for the purchase of Company stock upon exercising stock options. The notes are due in installments ending March 31, 2003, March 31, 2004 or upon demand. The notes accrue interest at rates between 5% and 8% per annum. Principal balances due as of December 31, 2002 and 2001 were $3,250,691 and $3,504,173, respectively.

7. SECURITIES - AT MARKET VALUE

As of December 31, 2002 and 2001, the Company's proprietary trading and investment accounts consisted of the following securities:

December 31,	2002		2001	
	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Corporate equity	$ 3,175,518	$ 3,341,392	$ 3,615,504	$ 4,816,797
Money market instruments	6,597,052	-	5,848,649	-
	$ 9,772,570	$ 3,341,392	$ 9,464,153	$ 4,816,797

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices.

8. COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company leases its offices and equipment under non-cancelable operating leases expiring during the next nine years. Office rentals are in Boston, Massachusetts and San Francisco, California. The Company leases telephone and computer equipment under non-cancelable capital leases, the longest of which expires in 2003.

Under the terms of the office space leases, in addition to the base rent, the Company shall pay their proportionate share of operating expenses and real estate taxes. The Company maintains an open letter of credit with a financial institution in lieu of a security deposit for the San Francisco office space. The amount of the letter of credit is $409,072 and as of December 31, 2002 the outstanding balance was $0. Total rent expense for all operating leases as of December 31, 2002 and 2001 amounted to $5,693,526 and $3,968,473, respectively.

8. **COMMITMENTS AND CONTINGENCIES** - *(Continued)*

Operating and Capital Leases - (Continued)

Future minimum annual rental commitments as of December 31, 2002 under the leases are as follows:

	Capital Leases	Operating Leases
2003	$ 87,015	$ 5,414,055
2004	-	4,472,760
2005	-	3,539,461
2006	-	3,441,363
2007 and thereafter	-	13,298,074
Total minimum lease payments	87,015	$ 30,165,713
Less: Amount representing interest	(18,849)	
Net present value of minimum lease payments	$ 68,166	

9. **401(K) PLAN**

The Company maintains a qualified deferred arrangement under Internal Revenue Code 401(k) covering substantially all employees. Discretionary employer matching contributions of $640,083 and $793,164 were made to the 401(k) Plan for the years ended December 31, 2002 and 2001, respectively.

10. **EMPLOYEE STOCK OPTION PLAN**

On November 29, 1984, the Company adopted an incentive stock option plan (the Plan) designed to encourage key employees to continue their employment with the Company. Under the terms of the Plan, options to purchase shares of the Company's common stock are granted at a price equal to the market price of the stock at the date of the grant, or in the case of more than ten percent stockholders, at a price not less than 110 percent of the market price of the stock at the date of the grant. In April 2001, the Board approved and ratified the 2001 Adams, Harkness & Hill, Inc., Stock Incentive Plan and the 2001 California Stock Incentive Plan.

In August 2002, the Board voted to allocate an additional 50,000 shares to the Plan.

10. **EMPLOYEE STOCK OPTION PLAN** *(Continued)*

The Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation.* In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans using the intrinsic method of accounting. The effect of applying SFAS No. 123 would be as follows:

	2002	2001
Net loss:		
As reported	**$(1,400,720)**	$(2,847,945)
Pro forma	**$(1,736,821)**	$(3,285,836)

These amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The fair market value for these options at the grant date is estimated as the future book value based on historical growth rates, an expected life of three years, discounted by a present value factor. Currently, outstanding options become exercisable one to three years from the grant date. The weighted average fair value of options granted during the years ended December 31, 2002 and 2001, for which the exercise price equals the market price on the grant date, was $57.11 and $62.32, respectively.

Transactions involving stock options are summarized as follows:

Description	Stock Options Outstanding	Weighted Average Exercise Price Of Options Outstanding
Balance, December 31, 2000	**122,100**	$ 52.56
Granted	**10,500**	62.32
Exercised	**(9,000)**	36.17
Expiration of options	**(14,400)**	55.78
Balance, December 31, 2001	**109,200**	55.07
Granted	**42,920**	57.11
Exercised	**(4,000)**	48.00
Expiration of options	**(35,900)**	55.96
Balance, December 31, 2002	**112,220**	$ 58.90

10. **EMPLOYEE STOCK OPTION PLAN** *(Continued)*

The following table summarizes information concerning currently outstanding and exercisable stock options:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$50.63 -$66.01	112,220	1.027	$ 58 .90

Due to the Company's nonrecourse employee loans, variable plan accounting is applied to the Adams, Harkness & Hill, Inc. Stock Option Plan. As of December 31, 2002 and 2001, related deferred compensation expense is not material.

11. **CLASS B COMMON STOCK**

The Company is authorized to issue 5,000 shares of $100 par value Class B common stock. No shares have been issued.

12. **INCOME TAXES**

The components of the provision (benefit) for income taxes are as follows:

	2002	2001
State tax benefit	**$ (121,668)**	$ (426,700)
Federal tax benefit	**(644,484)**	(1,524,453)
	$ (766,152)	$(1,951,153)

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis of the Company's assets and liabilities, and resulting differences in timing of tax expense and benefit for financial reporting as compared to tax reporting. The temporary differences consist primarily of net operating loss carry forwards, unrealized gains or losses on firm investment accounts and depreciation.

The Company had approximately $1.6 million of net operating losses that will be carried back to offset prior Federal tax. The state net operating losses, of approximately $2 million will be applied against future taxable income and expire in 2008.

12. **INCOME TAXES** *(Continued)*

Components of the deferred tax asset on the accompanying statement of financial condition are as follows:

	2002	2001
Deferred tax liability	$ -	$ -
Deferred tax asset	1,650,663	318,861
Net deferred tax asset	$1,650,663	$ 318,861

The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through taxable income from prior and future operations.

13. **RELATED PARTY TRANSACTIONS**

The Company is the General Partner in three related limited partnerships and has Investment Management Agreements with two of the partnerships. The Company is responsible for the accounting and custodial fees and expenses in connection with the ongoing operation of these partnerships.

For the years ended December 31, 2002 and 2001 the Company received $96,867 and $260,465, respectively, as management fees related to one Limited Partnership. The Company also receives a performance allocation from this Partnership if performance exceeds certain annual investment returns. The Company initially capitalized this Partnership and is expected to make additional investments to the extent necessary at all times to maintain a capital account balance equal to the lesser of $500,000 or 1% of the total capital account balance of all partners. For the years ended December 31, 2002 and 2001, the performance allocation was $0 and $15,523 respectively.

14. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer and accordingly is subject to the Securities and Exchange Commission's (SEC) net capital rules which require the Company to maintain minimum net capital equal to the greater of $1,000,000 or 2% of combined aggregate debit items arising from customer transactions. The NYSE may require a member organization to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member organization from expanding its business if its net capital is less than 5% of aggregate debit items.

As of December 31, 2002, net capital of $14,423,855 was 78% of aggregate debit items, and net capital in excess of the minimum required was $13,423,855. As of December 31, 2001, net capital of $17,259,692 was 87% of aggregate debit items, and net capital in excess of the minimum required was $16,259,692.

No material differences existed between the audited net capital computation and the computation prepared by Adams, Harkness & Hill, Inc. and Subsidiaries, as of December 31, 2002.

15. **FORM X-17A-5**

A copy of the Company's most recent annual audit report (December 31, 2002) is available for examination at the principal office of the firm and at the regional office of the SEC.

16. **SUBSEQUENT EVENTS**

In February 2003, the Company issued approximately 12,000 shares of restricted common stock to various employees that will vest over three years.

adams, harkness & hill
the emerging growth investment bank

Computation of Net Capital Pursuant to Rule 15c3-1

SCHEDULE I

As of December 31,		2002
Total shareholders' equity		**$ 22,861,827**
Add:		
Other (deductions) or allowable credits	6,057,014	
Total capital and allowable subordinated liabilities		**$ 28,918,841**
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition	(13,458,478)	
Other deductions and charges	(99,327)	
Total nonallowable assets, deductions and charges		**(13,557,805)**
Net capital before haircuts on securities positions		
Haircuts on securities:		
Stocks and warrants	(805,240)	
Other securities	(131,941)	
Total haircuts on securities		**(937,181)**
Net capital		**$ 14,423,855**

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2002 on January 27, 2003.

Computation of Net Capital Pursuant to Rule 15c3-1

SCHEDULE I (Continued)

As of December 31,	2002
Net capital (from previous page)	$ 14,423,855
Minimum net capital requirement	1,000,000
Excess net capital	$ 13,423,855
Percentage of net capital to aggregated debit items	78%
Percentage of net capital, after anticipated capital withdrawals, to aggregated debit items	45%
Net capital in excess of 5% of aggregate debit items	$ 13,223,855

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2002 on January 27, 2003

adams, harkness & hill
the emerging growth investment bank

Computation for Determination of Reserve Requirement
Pursuant to Rule 15c3-3

SCHEDULE II

As of December 31,		2002
Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	5,951,928
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		8,212,619
Credit balances in firm accounts, which are attributable to principal sales to customers		440,364
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		1,070
TOTAL CREDITS	$	14,605,981
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collections	$	13,900,183
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		3,684,870
Failed to deliver of customers' securities not older than 30 calendar days		950,961
Aggregate debit items		18,536,014
Less 3% (for alternative method only – see Rule 15c3-1(f) (5) (I))		(556,080)
TOTAL 15c3-3 DEBITS	$	17,979,934
Reserve Computation:		
Excess of total debits over total credits	$	3,373,953
Amount held on deposit in "Reserve Bank Account(s)" including value of qualified securities, at the end of reporting period	$	10,178
Amount of deposit (or withdrawal) including value of qualified securities		2,288,107
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$	2,298,285
Date of withdrawal (MMDDYY)		01/03/03

Frequency of Computation:

Daily______ Weekly__X__ Monthly______

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2002 on January 27, 2003.

Information Relating to Possesion or Control Requirement
Pursuant to Rule 15c3-3

SCHEDULE III

As of December 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued as of December 31, 2002) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3:		$ -
	A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:		$ -
	A.	Number of items	None
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3:		Yes

There are no material differences between this computation and that filed by the Company on SEC Form X-17A-5 Part II as of December 31, 2002 on January 27, 2003.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders and Board of Directors
Adams, Harkness & Hill, Inc. and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

In planning and performing our audit of the consolidated financial statements of Adams, Harkness & Hill, Inc. and Subsidiaries (the Company), for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); and

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles of the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
January 30, 2003